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                                                                    Exhibit 99.1


                           PART II - OTHER INFORMATION



RISK FACTORS AND CAUTIONARY STATEMENTS.

When used in this Annual Report on Form 10-K and in future filings by the Company with the Securities and Exchange Commission (the "Commission"), in our press releases, letters and reports to stockholders and in oral statements made by our representatives, the words or phrases "should result," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to certain risks and uncertainties, including those discussed below that could cause actual results to differ materially from our historical experience and its present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The factors listed below could affect our financial performance and could cause our actual results for future periods to differ from any opinions or statements expressed with respect thereto. Such differences could be material and adverse. We will not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances occurring after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ESTIMATES OF FUTURE FINANCIAL RESULTS ARE INHERENTLY UNRELIABLE.

From time to time, our representatives make public predictions or forecasts regarding the Company's future results, including estimates regarding future revenues, expense levels, earnings or earnings from operations. Any forecast regarding our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and, as a matter of course, many of them will prove to be incorrect. Further, the achievement of any forecast depends on numerous factors (including those described in this discussion), many of which are beyond our control. As a result, there can be no assurance that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. Investors are cautioned not to base their entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize the entire available mix of historical and forward-looking information made available by us, and other information relating to our company and its products, when evaluating our prospective results of operations.

For 2002, we are currently targeting revenue growth of 16% over 2001, with total 2002 revenue expected to approximate $596 million. Approximately $450 million of these revenues are expected to be generated by the flow through and normal growth of existing 2001 contracts. This means that the $146 million balance of the incremental 2002 revenues must be achieved through the expansion of existing customer and product relationships, the initiation of new customer and products relationships and the purchase of additional ATM assets. If we are unsuccessful in retaining and expanding our relationships with our existing customers or if our newer products and service offerings do not achieve the expected levels of market acceptance or if their sales cycles are longer than we anticipate, we will not achieve our targeted revenue or earnings goals. Our revenues and earnings objectives may also not be achieved if additional ATM assets do not become available upon prices and terms we consider reasonable or if these acquisitions take longer to conclude than we presently expect.

In addition, our representatives may occasionally comment publicly on the perceived reasonableness of published reports by independent analysts regarding our projected future performance. Such comments should not be interpreted as an endorsement or adoption of any given estimate or range of estimates or the assumptions and methodologies upon which such estimates are based. Undue reliance should not be placed on any comments regarding the conformity, or lack thereof, of any independent estimates with our own present expectations regarding its future results of operations. The methodologies employed by us in arriving at our own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. Although we may presently perceive a given estimate to be reasonable, changes in our business, market conditions or the general economic climate may have varying effects on the results obtained through the use of differing analyses and assumptions. We expressly disclaims any continuing responsibility to advise analysts or the public markets of its view regarding the current accuracy of the published estimates of outside analysts. Persons relying on such estimates should pursue their own independent investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

CONSOLIDATION IN THE INDUSTRIES WE SERVE MAY ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND SERVICES.

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Mergers, acquisitions and personnel changes at financial institutions and electronic funds transfer networks may adversely affect our business, financial condition and results of operations. Currently, the banking and EFT industries are consolidating, causing the number of financial institutions and ATM networks to decline. This consolidation could cause us to lose:

         -        current and potential customers;

         - market share if the combined entity determines that it is more efficient to develop in-house products and services similar to ours or use our competitors' product and services; and

         - revenue if the combined institution is able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

For example, one of the larger customers of our electronic transaction processing business, the STAR network, has been purchased by one of our competitors, Concord EFS. Concord EFS accounted for approximately $56.2 million of net revenue during the year ended December 31, 2001, or approximately 10.9% of our total net revenues in that year. The Company does not expect that the license fees we received from Concord EFS to recur in future periods and the Company currently estimates that the total net revenues we will recognize from our relationship with Concord EFS in 2002 will approximate $25 million. Approximately 40% of this amount is expected to be recognized in the first quarter of 2002 and substantially all of the remaining balance is expected to occur ratably in the second and third quarters.

WE ARE UNABLE TO PREDICT THE RESULTS OF THE INQUIRY WE HAVE RECEIVED FROM THE
SEC

On March 8, 2002, we received a letter from a Staff Accountant at the Central Regional Office of the Securities and Exchange Commission (the "SEC") stating that the SEC is conducting an inquiry of us and requesting our voluntary assistance in connection with the provision of certain documents relating to our 2001 financial results and certain transactions between us and ACI, among other things. The letter from the SEC states that the inquiry is non-public and that it should not be construed as an indication that the SEC believes any violation of law has occurred. We intend to cooperate fully with the SEC in resolving this matter. We may, however, be the subject of additional inquiries or become subject to a fine or other liabilities.

OUR ACQUISITION OF ACI MAY NOT BE SUCCESSFUL.

In October 2001, we acquired the remaining equity interests in Access Cash International, L.L.C. ("ACI"), a limited liability company in which we previously held a 24% interest. ACI was the second largest independent ATM service provider in the United States, with over 8,500 owned or managed ATMs. ACI provides turnkey ATM deployment solutions, including ATM sales and management as well as branding and advertising services. ACI's revenues are received from the fees paid by consumers utilizing the deployed ATM machines and interchange fees paid by their banks and from the sale of ATMs.

In recent years, ACI has operated at a loss. Continued improvement in the future will depend upon our ability to effectively integrate ACI's operations into our organization, to efficiently manage the deployment of the ATMs and to generate additional revenues from the installed ATM base and the sale of new machines. No assurance can be given that we will be successful in these efforts. If we are not successful in our effort to improve the revenues and profitability of ACI, our future results of operations will be adversely affected. In addition, the expansion of the installed base of ATMs may require the application of increased amounts of cash to keep the machines appropriately supplied with cash for withdrawal by consumers. In addition, regulations are currently being considered regarding the application of the Americans with Disabilities Act to ATM networks. Although any regulations could result in increased opportunities for ATM sales by us, they could also require us to retire or retrofit portions of the ATM base we own. It is also possible that existing ATM networks will be exempted from any future regulations. As a result we are unable at this time to determine whether, and to what extent, any final regulations will impact our business.

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WE FACE INTENSE COMPETITION IN ALL AREAS OF OUR BUSINESS, AND IF WE DO NOT
COMPETE EFFECTIVELY, OUR BUSINESS WILL BE HARMED.

We face intense competition from a number of companies. Further, we expect that competition will intensify as the movement towards increasing consolidation within the financial services industry continues. Many of our competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than we do.

In the electronic payment management market, our principal competitors include:

    - third party network and credit card processors, including First Data, Equifax, Total System Services, Electronic Data Systems, Concord EFS and Alliance Data Systems;

    - financial institutions that have developed internal processing capabilities or services similar to ours, including Bank of America, Metavante and Fifth Third National Bank;

    - electronic data interchange and cash management providers, including Fiserv, CheckFree, Metavante, EDS and Fundtech;

    - electronic bill payment providers, including CheckFree, EDS, MasterCard, Spectrum and Visa;

    - electronic funds transfer software providers, including Transaction Systems Architects, SLMsoft, Oasis, Mosaic and PaySys; and

    - national information database companies and other content providers, including Equifax, Experian and Trans Union.

In the market for electronic transaction processing and government services, the principal factors on which we compete are price and service levels. The future growth of our revenues in this market is dependent upon securing an increasing volume of transactions. If we cannot control our transaction processing expenses, we may not remain price competitive and our revenues will be adversely affected.

Competition for our decision support and risk management products is based primarily on the quantity and quality of the data available to us for this purpose and, to a somewhat lesser degree, price. Our competitive position in these markets could be harmed if our competitors were able to compile different data sources and analytical capabilities that proved to be more effective than our products. In addition, competitive pressure on our check verification business is increasing and may require us to make significant investments to maintain our customer base and acquire new customers.

Our business process outsourcing and professional services offerings compete primarily on the basis of the quality of service levels and, to some degree, price. The future growth of this aspect of our business is dependant on demonstrating to our current and prospective customers that we are a dependable and efficient service provider.

In addition to our current competitors, we expect substantial competition from established and new companies. In particular, we are seeing an expansion in the number of companies offering India-based business process outsourcing services. No assurance can be given that the Company will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

IF WE FAIL TO DEVELOP AND INTRODUCE NEW AND ENHANCED PRODUCTS AND SERVICES, WE WILL NOT BE ABLE TO COMPETE EFFECTIVELY AND OUR ABILITY TO GENERATE REVENUES WILL SUFFER.

Our success will depend in part on our ability to continue to develop and introduce new and enhanced payment and risk management products and services that keep pace with competitive introductions, technological changes and changing customer preferences. If we fail to anticipate or respond adequately to new developments, we may lose opportunities for business with both current and potential customers.

For example, we have announced that we intend to develop products and services that effectively bundle various combinations of our transaction processing, risk management and professional services offerings



                                       3
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into higher-value integrated product sets. We are continuing to evaluate the initial market opportunities available to us for these offerings. If we are not successful in developing and selling these enhanced products and services, our future growth expectations could be diminished.

IF WE EXPERIENCE SYSTEM FAILURES, THE PRODUCTS AND SERVICES WE PROVIDE TO OUR CUSTOMERS COULD BE DELAYED OR INTERRUPTED, WHICH WOULD HARM OUR BUSINESS AND REPUTATION AND RESULT IN THE LOSS OF CUSTOMERS.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer and telecommunications network systems and our data centers. Any significant interruptions could severely harm our business and reputation and result in a loss of revenue and customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, unlawful acts, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent system failures, we cannot be certain that our measures will be successful and that we will not experience service interruptions. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

LEGISLATION RELATING TO CONSUMER PRIVACY PROTECTION COULD HARM OUR ABILITY TO COLLECT AND USE DATA, INCREASE OUR OPERATING COSTS OR OTHERWISE HARM OUR BUSINESS.

Existing and new laws and regulations relating to consumer privacy protection could harm our ability to collect and use consumer data, increase our operating costs or otherwise harm our business. We collect personal data about consumers for use in our decision support and risk management products. Due to the increasing public concern over consumer privacy rights, Congress and state legislatures have adopted and are considering adopting laws and regulations restricting the purchase, sale and sharing of personal information about consumers. For example, some states have restricted the sale of motor vehicle records, including driver's license lists, and some states refuse to disclose this information at all.

The federal financial modernization law, known as the Gramm-Leach-Bliley Act, imposes significant new consumer information privacy requirements on any entity engaged in the business of providing financial services, including entities that provide services to financial institutions. Federal agencies, such as the Comptroller of the Currency and the Federal Trade Commission, have issued regulations to implement these requirements. The Act requires covered companies to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. In addition, the Act requires covered companies to give an opt-out notice to consumers before sharing consumer information with third parties. The opt-out notice requirement in the Act is subject to several exceptions for credit reporting and fraud prevention purposes. Although we believe these exceptions apply to our business, government agencies could interpret their regulations in a manner that could expand the scope of the Act in ways which could adversely affect our business. In addition, even if the regulations do not affect us directly, uncertainty over the scope of the regulations could make financial institutions unwilling or reluctant to share consumer-related information with us.

The Act does not prohibit state legislation or regulations that are more restrictive on our collection and use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. For example, in the past legislation has been proposed which would require consumers to opt in to any plan, which would allow their nonpublic personal information to be disclosed. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business.

IF THE SECURITY OF OUR DATABASES IS COMPROMISED, OUR REPUTATION COULD SUFFER AND CUSTOMERS MAY NOT BE WILLING TO USE OUR PRODUCTS AND SERVICES.

If the security of our databases is compromised, our business could be materially adversely affected. In our electronic payments business, we collect personal consumer data, such as names and addresses, social



                                       4
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security numbers, drivers' license numbers, checking and savings account numbers and payment history records. Unauthorized access to our database could result in the theft or publication of personal confidential information and the deletion or modification of personal records or otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. A security or privacy breach may:

    -    deter customers from using our products and services;

    -    harm our reputation;

    -    expose us to liability;

    - increase our operating expenses to remediate problems caused by the breach; and

    - decrease market acceptance of electronic commerce transactions in general.

WE ARE DEPENDENT ON DELUXE FOR A SIGNIFICANT PORTION OF OUR REVENUE.

During 2001, net sales to Deluxe represented 9.2% of our total net revenues. On a year-over-year basis, however, total revenues from Deluxe declined by 19.7% to $47.6 million during 2001 from $59.3 million in 2000. Although Deluxe has established minimum spending targets of $43 million per year through March 31, 2005 for software development and maintenance services from us, Deluxe's spending attributable to this component of our agreement with Deluxe was only $41.1 million in 2001. Although Deluxe has indicated that it expects to purchase software development and maintenance services from us in 2002 at approximately the $43 million targeted level in 2002, further efforts at expense reduction by Deluxe could cause the revenues we receive from Deluxe to continue to decline. The loss of Deluxe as a customer or a continuing material reduction in the amount of services it orders from us would materially adversely affect our future results of operations and financial condition.

WE MAY EXPERIENCE SOFTWARE DEFECTS, DEVELOPMENT DELAYS AND INSTALLATION DIFFICULTIES, WHICH WOULD HARM OUR BUSINESS AND REPUTATION AND EXPOSE US TO POTENTIAL LIABILITY.

Our services and products are based on sophisticated software and computing systems and we often encounter delays when developing new products and services. Further, the software underlying our products and services has occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our products and technologies on platforms used by our customers or in new environments, such as the Internet. Defects in our software products, errors or delays in the processing of electronic transactions or other difficulties could result in:

    -    delay in market acceptance;

    -    additional development costs;

    -    diversion of technical and other resources;

    -    loss of customers;

    -    negative publicity; or

    -    exposure to liability claims.

Although we attempt to limit our potential liability for warranty claims through disclaimers and limitation-of-liability provisions in our license and client agreements, we cannot be certain that these measures will be successful in limiting our liability.

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

OUR ATTEMPTS TO EXPAND BY MEANS OF ACQUISITIONS AND STRATEGIC ALLIANCES MAY NOT BE SUCCESSFUL.

Tax requirements related to our Spin-Off from Deluxe will restrict our ability to complete significant acquisitions through the issuance of our common stock. Further, our ability to expand in this manner, including through our acquisition of ACI and other independent ATM providers, involves many risks, including:

    - the operations, technology and personnel of any acquired companies may be difficult to integrate;

    - the allocation of resources to consummate these transactions may disrupt our business;

    - acquired businesses may not achieve anticipated revenues, earnings or cash flow;

    - strategic alliances may not be successful or we may not realize anticipated benefits in a timely manner, or at all; and

    - our relationships with existing customers and business partners may be weakened or terminated as a result of these transactions.


THERE ARE A NUMBER OF RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES AND OPERATIONS THAT COULD HARM OUR BUSINESS.

Because we currently sell some of our products and services in Europe, Australia and South and Latin America, our business is subject to risks associated with doing business internationally. Also, we may not be successful in selling our services outside of the United States. In 2001, we generated approximately 7.9% of our net sales outside of the United States. Our future results could be harmed by a variety of factors, including:

    -  changes in foreign currency exchange rates;

    - changes in a specific country's or region's political and economic conditions, particularly in emerging markets;

    -  potentially unfavorable tax rules;

    -  tariffs, duties and other trade barriers;

    -  reduced protection for intellectual property rights;

    -  challenges in managing widespread operations;

    - changes in foreign laws and regulatory requirements or in foreign policy; and

    -  varying business practices in foreign countries.

CHANGES IN INDIAN TAX LAWS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our Indian software development and business process management operations qualify for tax incentives associated with businesses which operate within designated geographic locations. These incentives generally provide us with exemptions from Indian tax on certain business income generated from these operations and phase out through March 2009. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, our taxes in future periods would likely increase.

OUR GOVERNMENT SERVICES BUSINESS HAS HISTORICALLY NOT BEEN PROFITABLE AND DELUXE'S INDEMNIFICATION MAY NOT BE ADEQUATE.

Our government services business contributed operating losses of approximately $106,000 during 2000, $6.6 million in 1999 and $47.7 million in 1998. These amounts include losses we recognized in 2000, 1999 and 1998 that represent probable future losses from unprofitable long-term service contracts, the write-off of assets associated with this business and litigation. The losses on the long-term service contracts result from the revenues from the contracts being lower than expected and the expenses to service the contracts being higher than anticipated. The assets associated with the government services business were written off because this business has a negative overall cash flow and its assets have no resale value.

Deluxe has agreed to indemnify us for future losses arising from any litigation based on the conduct of the business prior to our initial public offering and future losses on identified loss contracts in excess of estimates underlying our $29.2 million loss contract reserves as of April 30, 2000. This indemnification obligation does not apply to losses contemplated by the existing reserve and is subject to a $14.6 million limit. In addition, Deluxe's indemnification does not apply to any contract that was not in a loss position as of April 30, 2000 and so if any of these profitable contracts were to become unprofitable, no indemnification would be available. Our loss contract reserves are based on estimates of the future performance of identified contracts, and the estimated results may not be realized. As a result, we may incur losses beyond our current reserves and Deluxe's indemnification. For example, a reduction in the number of welfare recipients below our current expectations could increase our projected future losses. These excess losses would be recognized in future periods and decrease our earnings for those future periods.

WE FACE TERMINATION AND COMPLIANCE RISKS WITH RESPECT TO OUR GOVERNMENT
CONTRACTS.

All of our government contracts can be terminated at any time, without cause, by the contracting governmental entity. We realized 9% of our net sales in 2001 pursuant to contracts of this type. If a government contract is so terminated, the contractor generally is entitled to receive compensation only for the services provided or costs incurred at the time of termination and a reasonable profit on the contract work performed prior to the date of termination. In addition, all of our government contracts require us to comply with various contract provisions and procurement regulations, and in some cases, accounting requirements. Violations of some of these provisions could, if not cured, result in termination of the contract and fines.

There may be a decline in the revenues of the government services segment as existing contracts expire. Our Medicaid eligibility verification contract with the state of New York has been extended through October 2002. The approximate annual revenue from this contract is $11.9 million. New York has the option to further extend this contract after October 2002. There can be no assurance that New York will exercise any of its extension options. If it does not, the revenues we derive from our government services business will be reduced.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

Despite our efforts to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property rights, or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We have also applied for patent protection on some of the features of our newer products. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

Third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of business process patents, which may have broad commercial

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implications. Claims for infringement of all types of patents are becoming an increasing source of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business and operating results. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT NECESSARILY REFLECT OUR RESULTS AS A SEPARATE COMPANY.

We have only a limited operating history as an independent company. Some of the historical financial information we have included in this Annual Report on Form 10-K has been carved out from Deluxe's consolidated financial statements and may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity during the periods presented.

THERE ARE TAX RISKS ASSOCIATED WITH THE SPIN-OFF.

Deluxe has received confirmation from the Internal Revenue Service that, for U.S. federal income tax purposes, the Spin-Off was generally tax-free to Deluxe and to its shareholders. This confirmation was premised on a number of representations and undertakings made by us and Deluxe to the Internal Revenue Service, including representations with respect to each company's intention not to engage in certain transactions in the future. The Spin-Off may be held to be taxable to Deluxe and to its shareholders who received our shares if the Internal Revenue Service determines that any of the representations made were incorrect or untrue in any respect, or if any undertakings made are not complied with. If, notwithstanding the confirmation of the Internal Revenue Service, the Spin-Off is held to be taxable, both Deluxe and its shareholders who received eFunds shares could be subject to a material amount of taxes. We will be liable to Deluxe for any such taxes incurred by Deluxe to the extent such taxes are attributable to specific actions or failures to act by us, or to specific transactions involving us following the Spin-Off. In addition, we will be liable to Deluxe for a portion of any taxes incurred by Deluxe if the Spin-Off fails to qualify a tax-free as a result of a retroactive change of law or other reasons unrelated to the action or inaction of either us or Deluxe.

Deluxe generally has sole authority to respond to and conduct all tax proceedings and tax audits relating to our operations prior to the Spin-Off and to file all related returns on our behalf. Our tax sharing agreement with Deluxe also determines the amount of our liability to, or entitlement to payment from, Deluxe with regard to taxes and tax refunds for these periods. This arrangement may result in conflicts between Deluxe and us. Under the tax-sharing agreement, Deluxe may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Deluxe and detrimental to us.

TAX LIMITATIONS ON ISSUANCE OF OUR SHARES WILL RESTRICT OUR ABILITY TO UNDERTAKE ACQUISITIONS.

We may be limited in the amount of shares that we can issue because the issuance of our shares may cause the Spin-Off to be taxable to Deluxe under Section 355(e) of the Internal Revenue Code. As a result of such possible adverse tax consequences, we may be restricted in our ability to effect certain acquisitions or to enter into other transactions that would result in a change of control of us.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW AND TAX CONSIDERATIONS RELATED TO THE SPIN-OFF MAY DELAY OR PREVENT A CHANGE IN CONTROL.

Provisions of our certificate of incorporation and bylaws and Delaware law may delay or prevent a change in control of our company that you may consider favorable. These provisions include the following:

    -  no cumulative voting by stockholders for directors;

    -  a classified board of directors with three-year staggered terms;

    - the ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies;

    - the ability of our board to issue preferred stock, without stockholder approval, with rights and preferences that may be superior to our common stock;

    -  the ability of our board to amend the bylaws;

    -  a prohibition of stockholder action by written consent;

    - advance notice requirements for stockholder proposals and for nominating candidates to our board;

    - restrictions under Delaware law on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock; and

    - a requirement that 66-2/3% of our stockholders and 66-2/3% of our directors approve certain corporate transactions, including mergers and consolidations, sales of assets or amendments to our certificate of incorporation.

In addition we have adopted a stockholder rights plan, which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer. Our tax sharing agreement with Deluxe also provides that we will indemnify Deluxe for any taxes due if the Spin-Off or some of the related transactions fail to qualify as tax-free because of our actions or inactions. An acquisition of us by a third party could have such an effect. As a result, these tax considerations may delay or prevent a third party from acquiring us in a transaction you may otherwise have considered favorable or reduce the amount you receive as part of the transaction.